Exhibit 99.6

Tidal Royalty Completes Lighthouse Strategies Private Placement and Financing Fee Agreement Toronto, Ontario – January 9, 2019. Tidal Royalty Corp. (CSE: RLTY.U) (“Tidal Royalty”), a leading provider of royalty financing to licensed U.S. cannabis operators, is pleased to announce that, further to its news release dated November 5, 2018, the Company has closed its strategic private placement for US$5,000,000 of Series A membership units of Lighthouse Strategies, LLC (“Lighthouse”) and concurrent financing fee agreement (the “Financing Fee Agreement”). Pursuant to the Financing Fee Agreement, Tidal Royalty is entitled to 1% of the net sales of certain of Lighthouse’s beverage lines, including Cannabiniers, Two Roots Brewing Co. and Creative Waters Beverage Company. Financing fees will accrue until December 1, 2019, at which point Tidal Royalty may choose to receive such fees in cash or Series A membership units of Lighthouse. Thereafter, financing fees are payable quarterly in cash. The term of the Financing Fee Agreement is between four and six years, depending on the achievement of certain milestones and includes acceleration provisions in certain events (including a substantial asset divestiture, change of control, or initial public offering). Lighthouse operates 11 companies and 150,000 ft2 serving both traditional and regulated markets, including vertically‐integrated cannabis assets licensed in California and Nevada. The company is renowned for developing the world’s first non‐alcoholic cannabis‐infused craft beer and liquor brand. Lighthouse’s brands include:  Cannabiniers: a “Beverage & Technology” company servicing the regulated cannabis markets, offering equipment, financial, distribution and marketing, and brand management services.  Two Roots Brewing Co.: a microdosed non‐alcoholic cannabis‐infused craft beer, developed to emulate the rapid onset of alcohol, as well as its rapid dissipation from the body.  Just Society Coffee & Tea Co.: a combination of responsibly‐sourced whole tea leaves and single origin coffee and high‐quality cannabis flower to create exhilarating blends that delight the senses. These responsibly‐formulated microdosed coffees and teas utilize Lighthouse’s rapid onset and dissipation technology.  BrewbudzTM: the world’s first 100% compostable and patented line of cannabis‐infused single‐ serve coffee pods that are compatible with all K‐Cup® and K‐Cup® 2.0 style brewers.  Creative Waters Beverage Company: a line of non‐alcoholic adult beverages crafted to emulate the rapid onset and dissipation of alcohol, and provide an alcohol‐like bite in the finish. “Our enthusiasm for infused beverages has only grown since we initially announced this transaction,” said Paul Rosen, Tidal Royalty’s CEO and Chairman. “We’ve seen continued market uptake for this category. We believe that Lighthouse has all the pieces in place to be a market leader in this space.”

The cannabis‐infused beverage sector experienced significant momentum over the past year. Fortune 500 alcohol company Constellation Brands purchased a controlling interest in Canadian licensed producer Canopy Growth Corporation. Molson Coors Canada entered into a joint venture with licensed producer Hexo Corp. to develop cannabis‐infused beverages, while Heineken‐owned Lagunitas launched a THC‐infused sparkling water in California. Most recently, Anheuser‐Busch InBev and Tilray, Inc. announced a $100MM joint venture to bring infused beverage products to market. The market for cannabis‐infused beverages is expected to grow to $600MM by 2020, according to Canaccord Genuity. This transaction continues to grow Tidal Royalty’s portfolio of licensed cannabis operators. Tidal Royalty is currently in the process of evaluating multiple additional opportunities across the U.S., including in California, New York, Illinois, Ohio, Pennsylvania, Texas and Michigan. Tidal Royalty intends to provide further information on those opportunities when the respective parties reach an agreement and execute letters of intent. About Tidal Royalty Tidal Royalty provides royalty financing to the U.S. regulated cannabis industry. Led by an executive team with extensive industry experience in Canada and the U.S., Tidal Royalty provides operators with the funding they need to grow their business. Operators benefit from non‐dilutive capital and investors get top‐line access to a diversified portfolio of companies that will form the future of this transformative industry. For further information, please contact: Tidal Royalty Corp. Terry Taouss, President Email: terry@tidalroyalty.com This news release contains certain "forward‐looking information" within the meaning of applicable Canadian securities law. Forward‐looking information is frequently characterized by words such as “plan”, “continue”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or information that certain events or conditions “may” or “will” occur. Readers are cautioned that forward‐looking information contained in this new release is not based on historical facts but instead is based on reasonable assumptions and estimates of management. Forward‐looking information contained in this news release includes, but is not limited to: the future prospects of the cannabis‐infused beverage industry; the growth and development of Tidal Royalty’s portfolio companies and their impact on the revenues of Tidal Royalty; Tidal Royalty’s entitlements under the financing arrangement; Tidal Royalty’s entitlements as a holder of units in Lighthouse; the ability of Tidal Royalty to enter into additional letters of intent and associated definitive documentation with current or further proposed investee companies, the operating and financial performance of any investee company to be funded by Tidal Royalty from time to time and the ability of Tidal Royalty to generate revenue or realize profit through royalty agreements or equity investments with any future investee companies. Further, this news release contains information provided by third‐ party sources, including information regarding the properties, characteristics and relative timing of the development of Lighthouse’s beverages and topical products, that have not been independently‐verified by Tidal Royalty. Forward‐looking information contained herein is based on the opinions and reasonable assumptions and estimates of management as at the date hereof and is subject to a variety of known and unknown risks and uncertainties and other factors, many of which are beyond the control of Tidal

Royalty, that could cause actual events or results of Tidal Royalty to differ materially from those expressed or implied in the forward‐looking information. Such factors include: the fulfillment by Tidal Royalty’s portfolio companies of their obligations under executed agreements; the occurrence of changes of control or other significant transactions in the businesses of Tidal Royalty’ s portfolio companies; the U.S. regulatory landscape and enforcement related to cannabis, including political risks and risks relating to regulatory change, risks relating to anti‐money laundering laws and regulation, other governmental and environmental regulation, public opinion and perception of the cannabis industry, risks related to the enforceability of contracts, the requirement by Tidal Royalty to obtain additional financing, the limited operating history of Tidal Royalty, timeliness of government approvals for granting of permits and licences needed by any future investee companies, including licenses to cultivate cannabis, the actual operating and financial performance of any future investee company, competition and other risks affecting Tidal Royalty in particular and the U.S. cannabis industry generally, and the risk factors effecting Tidal Royalty disclosed in the listing statement of Tidal Royalty available at www.sedar.com. Because of such risks, uncertainties and other factors, investors should not place undue reliance on the forward‐looking information contained herein. Tidal Royalty is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward‐looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable law. The foregoing statements expressly qualify the forward‐looking information contained herein. This release does not constitute an offer for sale of, nor a solicitation for offers to buy, any securities in the United States. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.